January 16, 2008

Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	eOn Communications Corporation
Form 10-KSB for the fiscal year ended July 31, 2007
Filed October 30, 2007

Item 6 MD&A or Plan of Operation
Revenue Recognition, page 15

Form 10-QSB for the quarters ended
File No. 0-26399

Dear Mr. Spirgel:

We have reviewed your letter of January 4, 2008. The Company’s revenues are the result of separate, individual deliverables. Each of our 3 product lines generate equipment and software revenue, but only the eQueue system customers are offered professional services or maintenance contracts. Attached is a matrix illustrating the product lines/revenue types.

The Millennium PBX is a traditional telephone system that provides small to medium business customers with a central system on-site that controls/routes telephone traffic to/from individual phones both in the office as well as remote locations. Subsequent to the sale, our only obligation is a one year warranty.

The eQueue is a software rich ACD (automated call distribution) telephone system that provides sophisticated call routing and management reporting for business call centers. Subsequent to the system sale, our only obligation is a one year warranty.

Because the eQueue system is very flexible in its applications, some customers contract for professional services to tailor their system to specific requirements. Professional services are invoiced separately upon completion and the Company has no obligation other than the general system warranty.

eQueue customers can also elect to enter into maintenance contracts to receive software updates and free technical support. Revenue is booked quarterly for each maintenance period as provided and the company has no additional obligation.

The VOIP telephones can be deployed with either the Millennium or eQueue systems to provide lower call costs as well as flexible telecom management across multiple locations. These phones may be sold with a new system, but are often sold subsequent to the system sale. Subsequent to the telephone sale, our only obligation is a one year warranty on the phones.

Warranties are clearly stated at time of sale and the Company’s warranty obligations are reviewed quarterly based upon historical analysis as discussed in footnote # 7 in our most recent 10-QSB and in footnotes 2i and 11 in our 10-KSB for the year ended July 31, 2007.

The Millenium PBX, the eQueue system and VOIP telephones are considered separate units of accounting as all three items have value to our customers on a standalone basis immediately upon delivery. In addition, the fair value of professional services and maintenance contracts offered to eQueue customers can be objectively determined. The Company utilizes its list prices and/or standard hourly rates for time incurred by its engineers in a professional services contract, and uses its list prices in the provision of maintenance contract services. Accordingly, vendor specific objective evidence (VSOE) of fair value has been limited to the prices charged by the Company to its customers when these elements are sold separately.

We will clarify our disclosures in our future 10-QSB and 10-KSB filings.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen R. Bowling
Stephen R. Bowling
Chief Financial Officer

eOn Communications Corporation
Revenue Recognition
SEC Letter January 16, 2008

Product Line	Type of Revenues Earned Equipment/Software	Professional Services	Maintenance Contracts
Millennium PBX System	Individual sale

eQueue Contact Center System	Individual sale	Individual sale	Individual sale

VOIP Telephones	Individual sale